Linda L. Griggs

Partner

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

202.739.5245

lgriggs@morganlewis.com

February 5, 2014

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 29, 2013
File No. 1-13692

Dear Mr. Thompson,

This letter is submitted on behalf of AmeriGas Partners, L.P. (“AmeriGas”), which received your letter dated January 29, 2014, containing your comments to the filing referenced above. As discussed with Scott Stringer on February 4, 2014, AmeriGas will respond to your comments by February 28, 2014. Should you wish to discuss this matter for any reason, please do not hesitate to contact me at (202) 739-5245.

Sincerely,

/s/ Linda L. Griggs

Linda L. Griggs